UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of April, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)



           5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|             No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                  Sequential
Exhibit                         Description                       Page Number
-------                         -----------                       -----------

   1.              Press release, dated April 30, 2003.                3

















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FOR IMMEDIATE RELEASE

MEDIA CONTACT:                                    INVESTOR CONTACT:
Judyth Eichenholz                                 Yaron Eldad
e-SIM Ltd.                                        e-SIM Ltd.
+1-888-742-9364                                   +972-2-587-0770
judyth@e-sim.co.il                                yaron@e-sim.co.il




    TCL Mobile Licenses e-SIM Software as Part of Motorola's i.250 Platform


Jerusalem, Israel, April 30, 2003 - e-SIM (NASDAQ:ESIM.OB), a leading provider of MMI solutions for electronic products, announced that TCL Mobile Communication, a powerful, high-tech joint venture member of China's largest manufacturer of electronic devices - TCL Holdings Co., Ltd., has licensed RapidPLUS technology incorporated in Motorola's (NYSE: MOT) i.250 2.5G Innovative Convergence Platform. The i.250 platform is a comprehensive silicon-to-software solution for 2.5G GSM/GPRS wireless handsets.

           TCL Mobile will use RapidPLUS to quickly customize the MMI of i.250-based handsets and swiftly deploy products with the customized features.


As part of this agreement, TCL Mobile licensed the RapidPLUS CODE development and code generation tool, as well as its State Machine Runtime Engine, which will be incorporated in each of its handsets.

           RapidPLUS technology enables TCL Mobile and other Motorola customers to save significant development time and costs and enables the development of derivative platforms and implementation of changes with minimal effort. In addition, simulations created with RapidPLUS can be used by TCL Mobile to facilitate demonstration, marketing, training and customer support activities as well.


TCL Mobile Communication Co., Ltd. is a member of TCL Communication Industrial Group which belongs to one of the largest producers of electronic devices in China - TCL Holdings Co., Ltd. TCL Mobile is a hi-tech joint venture committed to R&D, manufacturing and sales of mobile terminal products, and, along with other Chinese mobile phone manufacturers, is greatly supported by the State Development Planning Commission and the Ministry of Information Industry (MII). In 2001, TCL Mobile reported cell phone sales of 1.5 million units, with $36 million in revenue. More information on TCL Mobile is located on the World Wide Web at www.tclmobile.com.cn.


           ABOUT E-SIM

           Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) E-SIM, LTD. is a major provider of MMI (Man-Machine Interface) solutions for electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.


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           e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.




Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.



                                      # # #








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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        e-SIM LTD.


Date: May 15, 2003                      By /s/ Yaron Eldad
                                           -----------------------------------
                                           Name: Yaron Eldad
                                           Title: Chief Financial Officer
                                                  and Chief Operating Officer

























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